SECURITIES AND EXCHANGE COMMISSION Washington, DC FORM U-6B-2 Certificate of Notification
Filed by a registered holding company or subsidiary thereof pursuant to Rule U-
20(d) [Reg. Section 250.20, P. 36,652] or U-47 [Reg. Section 250.47, P. 36,620] adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by: Kansas City Power & Light Receivables Company ("KCPLRC"), a subsidiary of Great Plains Energy Incorporated, a registered holding company.

This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

1.	Type of securities ("draft", "promissory note"):

Subordinated promissory note issued in connection with an arrangement under which Kansas City Power & Light Company ("KCP&L") sells all of its retail electric service accounts receivable to KCPLRC which, in turn, sells an undivided ownership interest in the accounts receivable to third parties for cash.

2.	Issue, renewal or guaranty:

Issue.

3.	Principal amount of each security:

Variable, reflecting the difference between KCPLRC's purchase price of the accounts receivable and the net proceeds received by KCPLRC through the sale of the undivided ownership interest in the accounts receivable.

4.	Rate of interest per annum of each security:

LIBOR plus 0.50%, reflecting KCP&L's bank line of credit interest rate.

5.	Date of issue, renewal or guaranty of each security:

July 14, 2005.

6.	If renewal of security, give date of original issue:

Not applicable.

7.	Date of maturity of each security:

One year and one day after the date on which (i) the outstanding balance of all Receivables sold by KCPLRC has been reduced to zero and (ii) KCP&L has paid to KCPLRC all indemnities, adjustments and other amounts which may be owed.

8.	Name of the person to whom each security was issued, renewed or guaranteed:

KCP&L.

9.	Collateral given with each security:

None.

10.	Consideration given for each security:

Purchases of retail electric accounts receivable from KCP&L.

11.	Application of proceeds of each security:

Financing the existing business of KCPLRC.

12.	Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a) the provisions contained in the first sentence of Section 6(b) [ ]
b) the provisions contained in the fourth sentence of Section 6(b) [ ]
c) the provisions contained in any rule of the Commission other than Rule U-48 [x]

13.

If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. [Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

Not applicable.

14.

If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

Not applicable.

15.	If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

Rule 52(b).

Kansas City Power & Light Receivables Company

By: /s/James P. Gilligan
James P. Gilligan
President

Dated: July 21, 2005.